Exhibit 99.1

Daqo New Energy Corp. Announces Potential Plans to List Xinjiang Daqo on China's New Third Board

CHONGQING, China, August 12, 2015 /PRNewswire/ -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading manufacturer of high-purity polysilicon for the solar PV industry, today announced that it proposes to restructure Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), a subsidiary of the Company, and is exploring the idea of listing Xinjiang Daqo separately on the National Equities Exchange and Quotations, an emerging over-the-counter market in China (the “New Third Board”). Xinjiang Daqo operates the polysilicon production facilities of the Company located in Shihezi, Xinjiang Uyghur Autonomous Region.

Pursuant to the restructuring plan, which has been approved by the board of directors of the Company and its audit committee, Xinjiang Daqo Investment Co., Ltd., a wholly-owned subsidiary of Daqo Group Co., Ltd., an affiliate of the Company, will subscribe for newly issued equity interest of Xinjiang Daqo representing 1% of the total outstanding equity interest of Xinjiang Daqo. After the restructuring, the Company will hold 99% of the outstanding equity interest of Xinjiang Daqo. The restructuring is aimed at meeting the PRC legal requirement that a company to be listed on the New Third Board shall be in the form of a limited company by shares with at least two shareholders.

In the event that Daqo New Energy is able to effect the proposed New Third Board listing of Xinjiang Daqo, the current intention of the Company is that, immediately after such listing, it will own a substantial majority of the outstanding equity interest of Xinjiang Daqo and continue to consolidate its financial results. The Company expects that, after the proposed New Third Board listing of Xinjiang Daqo, the Company's American depositary shares ("ADSs", each representing 25 ordinary shares) will continue to be traded on the New York Stock Exchange, and its ordinary shares will continue to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company does not have any current plan or intention to pursue any "going-private" transaction or any other transactions having the purpose or effect of causing its ADSs to no longer be traded on the New York Stock Exchange or its ordinary shares to no longer be registered under the Exchange Act.

“Daqo New Energy has established a leadership position in our industry as a low-cost and high-purity polysilicon manufacturer,” said Dr. Gongda Yao, Chief Executive Officer of the Company. “The potential listing of Xinjiang Daqo on the New Third Board will offer us new opportunities to accelerate our growth and enhance our core business.”

The New Third Board is a national over-the-counter stock exchange that supplements trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. The New Third Board offers a new channel for enterprises in China to access the capital markets and to gain greater exposure to the investment community.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo primarily manufactures and sells high-purity polysilicon to solar photovoltaic (PV) product manufacturers. It also manufactures and sells high-quality solar wafers. For more information about Daqo, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company's ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company's ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: kevin.he@daqo.com